==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: November 23, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   November 23, 2006                  By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                          EXTERNAL NEWS RELEASE
                                                                       06-54-TC

FOR IMMEDIATE RELEASE:  November 23, 2006

               TECK COMINCO LIMITED ANNOUNCES INCREASED DIVIDEND

Vancouver, B.C. -- Teck Cominco Limited announced today that it will pay a dividend of $1.00 per share on its outstanding Class A common shares and Class B subordinate voting shares on January 3, 2007, to shareholders of record at the close of business on December 18, 2006.


ABOUT TECK COMINCO:

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

                                     - 30 -

For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117





                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                          EXTERNAL NEWS RELEASE
                                                                       06-55-TC

FOR IMMEDIATE RELEASE:  November 23, 2006

            CORRECTION TO TECK COMINCO LIMITED DIVIDEND ANNOUNCEMENT

Vancouver, BC -- Teck Cominco Limited announced today that it will pay a dividend of $1.00 per share on its outstanding Class A common shares and Class B subordinate voting shares on January 3, 2007, to shareholders of record at the close of business on December 18, 2006.

This does not reflect an increase over the previously announced dividend rate. An earlier press release erroneously announced it as an increase.

                                     - 30 -

For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117






                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com